EXHIBIT — 11

Milacron Inc. and Subsidiaries
Computation of Per-Share Earnings

(In thousands, except per-share amounts)	2002	2001	2000

Earnings (loss) from continuing operations	$(18,412)	$(28,734)	$48,844

Earnings (loss) from discontinued operations	(16,816)	(6,926)	23,501

Cumulative effect of change in method of accounting	(187,713)	—	—

Net earnings (loss)	(222,941)	(35,660)	72,345

Less preferred dividends	(240)	(240)	(240)

Net earnings (loss) available to common shareholders	$(223,181)	$(35,900)	$72,105

Basic earnings (loss) per share:

Weighted-average common shares outstanding	33,482	33,222	34,935

Per share amount:

Continuing operations	$(.56)	$(.87)	$1.39

Discontinued operations	(.50)	(.21)	.67

Cumulative effect of change in method of accounting	(5.61)	—	—

Net earnings (loss)	$(6.67)	$(1.08)	$2.06

Diluted earnings (loss) per share:

Weighted-average common shares outstanding (a)	33,482	33,222	35,046

Per share amount:

Continuing operations	$(.56)	$(.87)	$1.39

Discontinued operations	(.50)	(.21)	.67

Cumulative effect of change in method of accounting	(5.61)	—	—

Net earnings (loss)	$(6.67)	$(1.08)	$2.06

(a)	In 2002 and 2001, potentially dilutive stock options and restricted shares are excluded because their inclusion would result in a smaller loss per common share.